SEC File No. 812-13851

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

APPLICATION FOR AN AMENDED ORDER PURSUANT TO SECTION 6(c)
OF THE INVESTMENT COMPANY ACT OF 1940 FOR
GRANTING AN EXEMPTION FROM SECTION 15(a)
OF THE ACT AND RULE 18f-2 UNDER THE ACT AND FROM CERTAIN DISCLOSURE REQUIREMENTS UNDER VARIOUS RULES AND FORMS

In the Matter of

ALTEGRIS ADVISORS, L.L.C.

and

NORTHERN LIGHTS FUND TRUST

Please direct all written or oral communications concerning this Application to:

James Ash, Esq.

Gemini Fund Services, LLC

80 Arkay Drive, Suite 110

Hauppauge, New York 11788

with copies to:

JoAnn Strasser, Esq.

Thompson Hine LLP

312 Walnut Street

Cincinnati, Ohio  45202

July 18, 2013

This Application (including exhibits) consists of 21 pages.
The exhibit index appears on page 16.

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

IN THE MATTER OF

ALTEGRIS ADVISORS, L.L.C.

1200 Prospect Street, Suite 550
La Jolla, CA  92037

and

NORTHERN LIGHTS FUND TRUST

4020 South 147th Street

Omaha, NE 68137

Investment Company Act of 1940 File No. 812-13851

: : : : : : : : : : : :

APPLICATION FOR AN AMENDED ORDER PURSUANT TO SECTION 6(c)
OF THE INVESTMENT COMPANY ACT OF 1940 FOR
GRANTING AN EXEMPTION FROM SECTION 15(a)
OF THE ACT AND RULE 18f-2 UNDER THE ACT AND FROM CERTAIN DISCLOSURE REQUIREMENTS UNDER VARIOUS RULES AND FORMS

I.

SUMMARY OF PRIOR ORDER

On June 28, 2011, in response to an application (the "Prior Application") filed on December 8, 2010, and amended on April 12, 2011 and May 19, 2011, the Securities and Exchange Commission ("SEC" or "Commission") issued an order (the "Prior Order") to Northern Lights Fund Trust (the "Trust"), on behalf of Altegris Managed Futures Strategy Fund (the "MF Fund") and Altegris Macro Strategy Fund (formerly Altegris Global Macro Strategy Fund) (the "MS Fund"), and Altegris Advisors, L.L.C. (the "Adviser") (collectively, the "Original Applicants") pursuant to section 6(c) of the Investment Company Act of 1940 (the "Act") that provided the Original Applicants with relief from the requirements of Section 15(a) of the Act and Rule 18f-2 thereunder that  permitted the Original Applicants to enter into and materially amend subadvisory agreements without shareholder approval.

II.

SUMMARY OF REQUESTED RELIEF

The Original Applicants, along with Altegris Futures Evolution Fund (the "FE Fund"), Altegris Equity Long Short Fund (the "ELS Fund"), Altegris Fixed Income Long Short Fund (the "FILS Fund") and Altegris Multi-Strategy Alternative Fund (the "MSA Fund") (the FE Fund, ELS Fund, FILS Fund and MSA Fund, together with the Original Applicants, the "Applicants") hereby submit this application (this "Application") requesting that the Commission issue an order, pursuant to section 6(c) of the Act, that amends the Prior Order.  The amended order would (a) grant relief similar to that granted in the Prior Order and (b) exempt the Applicants from certain disclosure obligations under the following rules and forms:  (1) Item 19(a)(3) of Form N-1A; (2) Items 22(c)(1)(ii), 22(c)(1)(ii), 22(c)(8) and 22(c)(9) of Schedule 14A; (3) Item 48 of Form N-SAR; and (4) Sections 6-07(2)(a), (b) and (c) of Regulation S-X.  Applicants submit that an amended order may be necessary because the relief afforded by the Prior Order does not contemplate relief from certain disclosure requirements concerning fees paid to an unaffiliated investment subadviser or subadvisers (each a "Subadviser" and collectively "Subadvisers") selected by the Adviser to manage a portion of the assets of a Fund.

III.

BACKGROUND

A.

The Trust

The Trust is organized as a Delaware statutory trust and is registered under the 1940 Act as an open-end management investment company.  Currently, the Trust is comprised of approximately eighty-seven individual registered series and additional series that are in registration.  Each of the Trust's series has its own investment objective, policies and restrictions and is managed by various advisers and sub-advisers.

B.

The Adviser, Subadvisers and Manager of Managers Structure

The Adviser is a limited liability company organized under the laws of the State of Delaware.  The Adviser is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the "Advisers Act").  The Adviser serves as the investment adviser of the MF Fund, MS Fund, FE Fund, ELS Fund, FILS Fund and MSA Fund and will serve as investment adviser to future Funds.  The Adviser's primary business activity is providing investment management services to MF Fund, MS Fund, FE Fund, ELS Fund, FILS Fund and MSA Fund pursuant to an investment advisory agreement with the Trust (the "Advisory Agreement").

As more fully described in the Prior Application, under the terms of the Advisory Agreement, and subject to the authority of the Board, the Adviser is responsible for the overall management of the Funds' business affairs and selecting investments according to each of those Funds' respective investment objective, polices, and restrictions.  In addition, pursuant to the Advisory Agreement, the Adviser may retain one or more Subadvisers, at the Adviser's own cost and expense, for the purpose of managing the investment of all or a portion of the assets of MF Fund, MS Fund, FE Fund, ELS Fund, FILS Fund and MSA Fund.  Applicants are not seeking any exemptions from the provisions of the 1940 Act with respect to the Advisory Agreement.

As more fully described in the Prior Application, pursuant to its authority under the Advisory Agreement, the Adviser may enter into certain subadvisory agreements (each a "Subadvisory Agreement" and collectively the "Subadvisory Agreements") to engage Subadvisers to provide investment advisory services to the Funds, and to date has engaged certain Subadvisers to provide investment advisory services, as applicable, to the MF Fund, MS Fund, FE Fund, ELS Fund and FILS Fund.  The Adviser has not to date engaged a Subadviser to provide investment advisory services to the MSA Fund, but may do so in the future, and may also engage additional Subadvisers to provide such services to the Funds.  Each Subadviser, when and if hired, to a Fund is or will be an "investment adviser" as defined in Section 2(a)(20)(B) of the 1940 Act and registered as an investment adviser under the Advisers Act.

The Adviser selects Subadvisers based on the Adviser's evaluation of the Subadvisers' skills in managing assets pursuant to particular investment styles, and recommend their hiring to the Board.  The Adviser engages in on-going analysis of the continued advisability of retaining each Subadviser and makes recommendations to the Board as needed.  The Adviser also negotiates and renegotiate the terms of Subadvisory Agreements, including the subadvisory fees, with each Subadviser, and makes recommendations to the Board as needed.

For the investment advisory services they provide to the Funds, each Subadviser receives annual fees from the Adviser, calculated at an annual rate based on the average daily net assets of the respective Fund.  Each Subadviser bears its own expenses of providing subadvisory services to the Funds.  Neither the Trust nor the Funds are responsible for paying subadvisory fees to any Subadviser.  The Adviser compensates each Subadviser out of the fees that are paid to the Adviser under the Advisory Agreement.

IV.

EXEMPTIVE RELIEF REQUESTED AND APPLICABLE LAW

A.

Prior Order

Applicants seek the relief granted by the Prior Order, as supplemented by the relief sought in this Application.

B.

Law Applicable to Additional Relief Sought in this Application

1.

Registration Statements

Item 19(a)(3) of Form N-1A requires an open-end fund to disclose in its statement of additional information the method of computing the advisory fee payable by the fund, including the "total dollar amounts that the [f]und paid to the adviser . . . under the investment advisory contract for the last three fiscal years."  This provision may require a Fund to disclose the fees the Adviser pays to each Subadviser.  An exemption is requested, therefore, to permit the Funds to disclose (as both a dollar amount and as a percentage of each Fund's net assets) (i) the aggregate fees paid to the Adviser and any Affiliated Subadvisers, and (ii) the aggregate fees paid to Subadvisers other than Affiliated Subadvisers (we refer to the items in (i) and (ii) herein, collectively, as "Aggregate Fee Disclosure").  For any Fund that employs an affiliated Subadviser, the Fund will provide separate disclosure of any fees paid to the affiliated Subadviser.

2.

Proxy Statements

Item 22 of Schedule 14A under the 1934 Act, through the application of Rule 20a-1 under the 1940 Act, sets forth the information that must be included in an investment company proxy statement.  Item 22(c)(1)(ii) of Schedule 14A requires a proxy statement for a shareholder meeting at which action will be taken on an investment advisory contract to describe the terms of the advisory contract, "including the rate of compensation of the investment adviser." Item 22(c)(1)(iii) of Schedule 14A requires a description of the "aggregate amount of the investment adviser's fees and the amount and purpose of any other material payments by the [f]und to the investment adviser, or any affiliated person of the investment adviser." Item 22(c)(8) of Schedule 14A requires a description of "the terms of the contract to be acted upon and, if the action is an amendment to, or a replacement of, an investment advisory contract, the material differences between the current and proposed contract."  Finally, Item 22(c)(9) of Schedule 14A requires a proxy statement for a shareholder meeting at which a change in the advisory fee will be sought to state (i) the aggregate amount of the investment adviser's fee during the last year, (ii) the amount that the adviser would have received had the proposed fee been in effect, and (iii) the difference between (i) and (ii) stated as a percentage of the amount stated in (i).

These provisions may require a Fund to disclose the fees the Adviser pays to each Subadviser in proxy statements for shareholder meetings at which fees would be established or increased, or action would be taken on an advisory contract.  An exemption is requested to permit the Funds to include only the Aggregate Fee Disclosure, as provided herein.

3.

Semi-Annual Reports

Item 48 of Form N-SAR requires a registered investment company to disclose in its semi-annual reports the rate schedule for fees paid to investment advisers.  The item may require the Funds to disclose the fees that are paid to the Subadvisers.  An exemption is requested to permit the Funds to include only the Aggregate Fee Disclosure.

4.

Financial Statements

Sections 6-07(2)(a), (b) and (c) of Regulation S-X require registered investment companies to include in their financial statements information about investment advisory fees. These provisions may be deemed to require the Funds' financial statements to include information concerning fees paid to the Subadvisers.  An exemption is requested to permit the Funds to include only the Aggregate Fee Disclosure.  All other items required by Sections 6-07(2)(a), (b) and (c) of Regulation S-X will be disclosed.

C.

Discussion of Additional Relief Sought in this Application

Applicants believe that relief from the foregoing disclosure requirements should be granted for the following reasons: (1) the Adviser will operate the Funds using the services of one or more Subadvisers in a manner so different from that of conventional investment companies that disclosure of the fees that the Adviser pays to each Subadviser does not serve any meaningful purpose; (2) the relief would benefit shareholders by enabling the Funds to operate in a more efficient manner; and (3) Applicants would consent to a number of conditions that adequately address disclosure concerns with respect to the Funds.

As noted, the Adviser intends to operate the Funds using subadvisory services in a manner that is substantially different from that of conventional investment companies.  By investing in such a Fund, shareholders hire the Adviser to manage the Fund's assets by using its investment adviser selection and monitoring process to select and allocate all or portions of Fund assets among Subadvisers, rather than by hiring its own employees to manage those assets directly.  The Adviser, under the overall supervision of the Board, takes responsibility for overseeing the Subadvisers it has selected, and recommending their hiring, termination and replacement.  In return for its services, the Adviser receives an advisory fee from the Funds out of which it compensates the Subadvisers.  Disclosure of the fees that the Adviser pays to each Subadviser does not serve any meaningful purpose since investors pay the Adviser to retain and compensate the Subadvisers.  Indeed, in a more conventional arrangement, the fees negotiated between the Adviser and the Subadvisers would be the equivalent of the salary and bonus arrangements that an investment adviser negotiates with its employees who are portfolio managers.

The relief would benefit Fund shareholders because it would improve the Adviser's ability to negotiate the fees paid to Subadvisers.  Many Subadvisers charge their customers for advisory services according to a "posted" fee schedule.  While Subadvisers typically are willing to negotiate fees lower than those posted in the schedule, particularly with large institutional clients, they are reluctant to do so where the negotiated fees are disclosed to other prospective and existing customers.  The relief would allow the Adviser to negotiate more effectively with each individual Subadviser if the fees finally agreed upon by a Subadviser are not required to be disclosed.

D.

Precedent

Applicants note that substantially the same exemptions requested herein have been granted previously by the Commission.  See, e.g., GE Funds, et. al. Investment Company Act Release Nos. 28808 (July 2, 2009) (notice) and 28839 (July 28, 2009) (order); Embarcadero Funds, et. al. Investment Company Act Release Nos. 28769 (June 22, 2009) (notice) and 28820 (July 20, 2009) (order); Trust for Professional Managers, et al.  Investment Company Act Release Nos. 28382 (September 19, 2008) (notice) and 28439 (October 15, 2008) (order).

V.

CONDITIONS FOR RELIEF

A.

Prior Order

Applicants agree that any order granting the requested relief will be subject to the Applicants' continued compliance with all conditions to the Prior Order, provided that condition 3 of the Prior Order shall be replaced with the following condition:

Within 90 days of the hiring of a new Subadviser, shareholders of the affected Fund will be furnished all information about the new Subadviser that would be included in a proxy statement, except as modified to permit Aggregate Fee Disclosure.  To meet this obligation, each Fund will provide shareholders, within 90 days of the hiring of a new Subadviser, an information statement meeting the requirements of Regulation 14C, Schedule 14C and Item 22 of Schedule 14A under the 1934 Act.

B.

Additional Conditions

Applicants further agree that any order granting the requested relief will be subject to the following additional conditions:

1.

Independent legal counsel, as defined in rule 0-1(a)(6) under the 1940 Act, has been engaged to represent the Independent Trustees. The selection of such counsel is within the discretion of the then existing Independent Trustees.

2.

The Adviser will provide the Board, no less frequently than quarterly, with information about the profitability of the Adviser on a per-Subadvised Fund basis. The information will reflect the impact on profitability of the hiring or termination of any Subadviser during the applicable quarter.

3.

Whenever a Subadviser is hired or terminated, the Adviser will provide the Board with information showing the expected impact on the profitability of the Adviser.

4.

Each Fund will disclose in its registration statement the Aggregate Fee Disclosure.

5.

In the event the Commission adopts a rule under the 1940 Act providing substantially similar relief to that in the order requested in this Application, the requested order will expire on the effective date of that rule.

VI.

CONCLUSION

For the foregoing reasons, Applicants request that the Commission issue an amended order under Section 6(c) of the 1940 Act granting the relief sought in this Application.  Applicants submit that the exemption is necessary or appropriate in the public interest, consistent with the protection of investors, and consistent with the purposes fairly intended by the policy and provisions of the 1940 Act.

VII.

PROCEDURAL MATTERS

Pursuant to the requirements of Rule 0-2(f) under the 1940 Act, each Applicant hereby states that its address is:

ALTEGRIS ADVISORS, L.L.C.

1200 Prospect Street, Suite 550
La Jolla, CA  92037

NORTHERN LIGHTS FUND TRUST

17605 Wright Street

Omaha, NE 68130

Copies of all notices, orders, oral or written communications or questions regarding this Application concerning this Application should be directed to:

JoAnn Strasser, Esq.

Thompson Hine LLP

41 S. High Street

Suite 1700

Columbus, Ohio  43215

Pursuant to Rule 0-2(c)(1) under the 1940 Act, each Applicant hereby states that the officer signing and filing this Application on behalf of each Applicant is fully authorized to do so.  All requirements of the agreement and declaration of trust, bylaws; certificate of formation and operating agreement, as applicable, of each Applicant have been complied with in connection with the execution and filing of this Application.  The authorizations required by Rule 0-2(c) under the Act are included in this Application as Exhibit A-1 and Exhibit A-2 and the Verifications required by Rule 0-2(d) under the Act are included in this Application as Exhibit B-1 and Exhibit B-2.

(Signature page follows)

Applicants have caused this Application to be duly signed on their behalf.

NORTHERN LIGHTS FUND TRUST,

on behalf of its series:

Altegris Managed Futures Strategy Fund

Altegris Macro Strategy Fund

Altegris Futures Evolution Strategy Fund

Altegris Equity Long Short Fund

Altegris Fixed Income Long Short Fund

Altegris Multi-Strategy Alternative Fund

By:

/s/ Andrew Rogers

Name:

Andrew Rogers

Title:

President

Altegris Advisors, L.L.C.

By:

/s/ Ken McGuire

Name:

Ken McGuire

Title:

Chief Operating Officer

VIII.

LIST OF ATTACHMENTS AND EXHIBITS

Authorizations Required Pursuant to Rule 0-2(c)

A-1 through A-2

Verifications of Signatures Required Pursuant to Rule 0-2(d)

B-1 through B-2

EXHIBIT A-1

Authorization for Northern Lights Fund Trust

President's Certificate

I, Andrew Rogers, President of Northern Lights Fund Trust, a Delaware statutory trust (the "Trust"), having its principal place of business in the City of Omaha, County of Douglas, State of Nebraska, do hereby certify that:

Attached is a true and correct copy of the resolutions adopted by the Board of Trustees of the Trust effective as of June 20, 2013.

IN WITNESS WHEREOF, I have hereupon set may hand this 18th day of July, 2013.

By:

/s/ Andrew Rogers

Name:

Andrew Rogers

Title:

President

Secretary’s Certificate

NORTHERN LIGHTS FUND TRUST

The undersigned Secretary of Northern Lights Fund Trust does hereby certify that a majority of the members of the Board of Trustees Northern Lights Fund Trust, a Delaware statutory trust (the "Trust"), approved the following resolutions during the Regular Board of Trustees Meeting held on June 19-20, 2013, to be effective as of June 20, 2013:

RESOLVED, that an application for an exemptive order (the "Application") from the Securities and Exchange Commission (the "SEC"), requesting relief from the subadviser fee disclosures requirement described in the initial Order, substantially in the form presented at this meeting with such non-material changes as the proper officers of the Trust, in consultation with counsel approve, is hereby approved and adopted as the Trust's Application for an exemptive order; and

RESOLVED FURTHER, that the proper officers of the Trust be, and they hereby are authorized and directed to prepare or cause the preparation of, to execute and to cause to be filed with the SEC, such Application; and

RESOLVED FURTHER, that the appropriate officers of the Trust are authorized to cause to be filed any and all further amendments to the Application, as deemed appropriate upon the advice of counsel.

IN WITNESS WHEREOF, the undersigned confirms the foregoing is true and accurate and has executed this Secretary’s Certificate on July 30, 2013.

/s/ James Ash

James Ash, Secretary

EXHIBIT A-2

Authorization for Altegris Advisors, L.L.C.

Chief Operating Officer's Certificate

I, Ken McGuire, Chief Operating Officer of Altegris Advisors, L.L.C., a Delaware Limited Liability Company (herein the "Adviser"), having its principal place of business in the City of La Jolla, County of San Diego, State of California, do hereby certify that: Ken McGuire is authorized to sign and file this document on behalf of the Adviser pursuant to the general authority vested in him as Chief Operating Officer.

IN WITNESS WHEREOF, I have hereupon set my hand this 18th day of July, 2013.

By:

/s/ Ken McGuire

Name:

Ken McGuire

Title:

Chief Operating Officer

EXHIBIT B-1

Verification for Northern Lights Fund Trust

State of New York

County of Suffolk, ss:

The undersigned states that he has duly executed the attached Application for and on behalf of Northern Lights Fund Trust (the "Trust"), that he is the President of the Trust and that all actions of the Board of Trustees of the Trust necessary to authorize the undersigned to execute and file such instrument have been taken.  The undersigned further says that he is familiar with such instrument and the contents thereof and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:

/s/ Andrew Rogers

Name:

Andrew Rogers

Title:

President

EXHIBIT B-2

Verification for Altegris Advisors, L.L.C.

State of California

County of San Diego, ss:

The undersigned states that he has duly executed the attached Application for and on behalf of Altegris Advisors, L.L.C. (the "Adviser"), that he is the Chief Operating Officer of the Adviser and that all actions of the Adviser necessary to authorize the undersigned to execute and file such instrument have been taken.  The undersigned further says that he is familiar with such instrument and the contents thereof and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:

/s/ Ken McGuire

Name:

Ken McGuire

Title:

Chief Operating Officer